No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


05006447

9 March :

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 3/16


MACQUARIE
BANK




MACQUARIE
BANK



Profit growth

→ Net profit for year ended 31 Mar 2005 expected to be up at least 40% on prior year not including the gain from the formation of MGQ


($Am)
800
700
600
500
400
300
200
100
0
30 September
31 March
Gain from MGQ formation
Estimated profit based on 40% increase contained in 21 Feb 04 guidance
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005e


MACQUARIE
BANK



EPS growth over the decade


A cents
400
350
300
250
200
150
100
50
0
FY to 31 March
EPS attributable to gain from MGQ formation
2005e based on 40% increase contained in 21 Feb 04 guidance
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005e

Basic EPS

3


MACQUARIE
BANK



Assets under management growth

→ Up 30%^ to $A82b at Dec 2004

→ Australia's 3rd largest fund manager *


($Ab)
90
80
70
60
50
40
30
20
10
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Dec-04

^ From 31 March 2004 * ASSIRT,September 2004

4



MACQUARIE BANK

Assets under management

By asset class

→ Specialist funds up 48%^ to $A38b at Dec 2004


($Ab)
90
80
70
60
50
40
30
20
10
0
Specialist listed infrastructure
Specialist unlisted infrastructure
Specialist listed property
Specialist unlisted property
Other specialist
Cash
Fixed interest
Equities
Property securities
Other

^ From 31 March 2004 to 31 December 2004



MACQUARIE BANK

Managing important assets across the globe


Acquired post 1 April 2004
Acquired prior to 1 April 2004
USA
Detroit Windsor Tunnel
SR125 South
Chicago Skyway
Parking Company of America Airports
AvPORTS
Atlantic Aviation
Michigan Electric Transmission Co.
Chicago Thermal
Northwind Aladdin
Macquarie DDR **
Macquarie ProLogis **
Macquarie CountryWide **
Macquarie Office
Denmark
Copenhagen Airport
Portugal
Tagus Crossings
UK
M6 Toll
Yorkshire Link
Bristol Airport
Birmingham Airport
South East Water
Wales & the West*
Novera Macquarie Renewable Energy
Macquarie Global Property Advisors
ntl: Broadcast
Sweden
Arlanda Express
Germany
Warnow Tunnel
Macquarie Global Property Advisors
Belgium
Macquarie Global Property Advisors
Brussels Airport
Japan
Hakone Turnpike
Schroder Asian properties
Macquarie Global Property Advisors
Canada
407 ETR
AltaLink
Cardinal Power
Duke Point Power*
Mexico
Macquarie ProLogis **
China
First China Property Group
Macquarie Global Property Advisors
Spain
Macquarie Global Property Advisors
Hong Kong, Singapore
Schroder Asian properties
Macquarie Global Property Advisors
New Zealand
Macquarie Goodman **
Macquarie CountryWide **
Africa
N3 toll road
N4 toll road
Bakwena Platinum Corridor
Kilimanjaro Airport (Tanzania)
ICO Global
Italy
Rome Airport
South Korea
Soojungsan Tunnel
Kwangju 2nd Beltway Section 1 & 3
Daegu-Busan Expressway
Baekyang Tunnel
Machang Bridge
Incheon Expressway
Cheonan Nonsan Expressway
Seoul Chuncheon Expressway
Woomyeonsan Tunnel*
Kukdong Building
Schroder Asian properties
Macquarie Global Property Advisors
Australia
Gorodok Ethane Pipeline
Prospect Water
Electranet SA
Dampier – Bunbury
Multinet
United Energy Distrib.
AlintaGas Networks
Broadcast Australia
Reef Networks
DMG/RG Radio
Transtoll
Macquarie Direct Property
Eastern Distributor, M2, M4, M5, Westlink M7
Mitcham-Frankston
Airtrain Citylink
Asia Pacific Transport
Macquarie Direct Inv
Sydney Airport
Adelaide Airport
Macquarie Office
Macquarie CountryWide **
Macquarie Leisure **
Macquarie Goodman **
MREEF

Roads Property Airports Communications Utilities Transport services Other





International income growth

→ Up 34% to $A470m half year to Sep 2004*

→ YTD Dec 2004 approximately 1/3 of total income



($Am)
800
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
Sep 04

Excluding earnings on capital * Up 34% on 6 months to 30 Sept 2003

7





Continued international growth

→ Approx 1,700 international staff

→ More than 40 international offices in 22 countries



International staff numbers
1800
1600
1400
1200
1000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
Jan 05

8



MACQUARIE BANK



Over 6300 employees in 23 countries

North America
412 staff

Europe
354 staff

Asia
760 staff



Vancouver
Chicago
Toronto
Seattle
Kansas
Boston
New York
San Jose
San Francisco
Los Angeles
Memphis
San Diego
Charleston
Houston
Jupiter
Palm Springs
Dublin
London
Frankfurt
Munich
Paris
Vienna
Geneva
Milan
Beijing
Tianjin
Shanghai
Seoul
Tokyo
Taipei, Hshinchu
Hong Kong
Bangkok
Manila
Labuan
Kuala Lumpur
Singapore
Jakarta
Sao Paulo
Johannesburg
Cape Town
4,670
Auckland
Wellington
Christchurch

South America
21 staff

Africa
23 staff

NZ
105 staff

At January 2005

9



MACQUARIE BANK



The broad strategy

Other international markets	Focused
Asia-Pacific	Broad investment banking
Australia	Full-service

10



MACQUARIE BANK



Broad investment banking in Asia-Pacific



Seoul
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Property finance & advisory
→ Infrastructure funds mgt
→ Property funds mgt
→ Securities funds mgt
→ Commodity derivatives
→ Futures broking
→ Financial markets derivatives
→ Leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
→ Financial products
Shanghai
→ Property finance & advisory
→ Property development
→ Research
Kuala Lumpur
→ Corporate finance & advisory
→ Securities funds mgt
→ Research
Labuan
→ Financial products
Singapore
→ Corporate finance & advisory
→ Leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
→ Financial products
Taipei
→ Institutional stockbroking & research
→ Leasing
Hsinchu
→ Leasing
Jakarta, Bangkok & Manila
→ Institutional stockbroking & research
Full service
Wellington
→ Retail financial services & advisory
→ Institutional stockbroking & research
Christchurch
→ Retail financial services & advisory
Tokyo
→ Corporate finance & advisory
→ Infrastructure asset mgt
→ Property finance & advisory
→ Leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
→ Financial products
Beijing
→ Corporate finance & advisory
→ Property finance & advisory
Tianjin
→ Property funds mgt
→ Property development
Hong Kong
→ Corporate finance & advisory
→ Property finance & advisory
→ Property funds mgt
→ Commodity derivatives
→ Cross border leasing
→ Equity derivatives and structured products
→ Institutional stockbroking & research
→ Financial products
Auckland
→ Retail financial services & advisory
→ Securities funds mgt
→ Corporate finance & advisory
→ Leasing
→ Institutional stockbroking & research
→ Financial products

11



MACQUARIE BANK



Focused businesses in the Americas



Vancouver
→ Corporate finance & advisory
→ Leasing
Toronto
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Infrastructure funds mgt
→ Financial products
→ Leasing
Seattle
→ Property finance
San Francisco
→ Institutional stockbroking
San Jose
→ Leasing
Los Angeles
→ Property finance (LA,Irvine)
→ Financial products
Palm Springs
→ Golf course residential development
San Diego
→ Leasing
Memphis
→ Mortgages origination (6 additional offices in US)
Houston
→ Energy finance
→ Corporate finance & advisory
Charleston
→ Agricultural commodities trading & structuring
Kansas
→ Leasing
Jupiter
→ Golf course residential development
Boston
→ Institutional stockbroking
→ Leasing
New York
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Property investment banking
→ Metals & mining finance, structuring & trading
→ Agricultural commodities marketing, trading & structuring
→ Financial products
→ Institutional stockbroking & research
→ Infrastructure funds mgt
→ Energy markets derivatives marketing
Chicago
→ Property funds mgt
→ Property investment banking
Sao Paulo
→ Equity derivatives marketing
→ Agricultural commodities marketing, trading & structuring & trade finance

12



MACQUARIE BANK

Focused businesses in Europe, Africa and the Middle East


London
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Wholesale property equity raising
→ Infrastructure funds mgt
→ Securities funds mgt
→ Metals and mining finance, structuring & trading
→ Agricultural commodities
→ Debt markets
→ Futures broking
→ Equity derivatives and structured products
→ Securities lending
→ Cross border leasing
→ Institutional stockbroking & research
→ Property funds mgt
→ Energy markets derivatives trading
→ Leasing (London, Ipswich)
Paris
→ Leasing
→ Institutional stockbroking
→ Corporate finance & advisory
Dublin
→ Leasing
Frankfurt
→ Corporate finance & advisory
→ Infrastructure finance & advisory
→ Cross border leasing
→ Institutional stockbroking
Munich
→ Equity derivatives and structured products
→ Institutional stockbroking
Milan
→ Mortgages origination
Vienna
→ Corporate finance & advisory
→ Cross border leasing
Geneva
→ Institutional stockbroking
Johannesburg
→ Corporate finance & advisory
→ Equity derivatives & structured products
→ Capital markets structuring
Cape Town
→ Infrastructure finance & advisory
→ Infrastructure funds management

13



MACQUARIE BANK

Diversity of income

By business segment – half year ended Sep 2004


Investment banking 37%
Mergers and acquisitions, advisory and underwriting
Up 49% on pcp
Institutional stockbroking
Financial products
Asset & wealth management 25%
Infrastructure, property and other specialist funds
Down 12% on pcp
Retail and wholesale funds management and private client broking
Banking and securitised lending
Equipment and other leasing
Up 41% on pcp
Property lending
Other lending
Lending 17%
Commodities
Equity derivatives
FX, futures, treasury and debt markets
Up 4% on pcp*
Financial markets 21%

*Includes changes in asset values and realisation of investment in East African Gold Mines in pcp.

14


MACQUARIE
BANK

Macquarie Group is now very substantial

Hypothetical: S&P/ASX All Ordinaries market capitalisations

Rank	Company ASX Code	Market Cap ($Abn)
1	BHP	67.8
2	NWS	64.2
3	NAB	45.9
4	CBA	45.8
5	ANZ	39.0
→	**Macquarie Group**	**37.8**
6	WBC	34.1
7	TLS	32.6
8	WDC	28.4
9	RIO	23.3

Rank	Company ASX Code	Market Cap ($Abn)
10	WOW	16.6
11	WPL	14.9
12	WES	14.7
13	AMP	13.5
14	SGB	12.6
15	CML	11.8
16	QBE	11.1
17	RIN	10.9
18	**MBL**	**10.7**
19	FGL	10.4
20	SUN	10.3

Based on market capitalisations in the S&P/ASX All Ordinaries Index as at 28 Feb 2005. Note NWS includes Class A and B securities. MBL Group comprises MBL, MIG, MAP, MCG, DUE, MCW, MGO, MOF, MPR, MDT, MLE and SCF

15


MACQUARIE
BANK

Large raisings by funds

Approximately $A12b raised since 1 April 2004

→ Over 40% from international investors

$Ab: 12.0, 11.0, 10.0, 9.0, 8.0, 7.0, 6.0, 5.0, 4.0, 3.0, 2.0, 1.0, 0.0

Fund	Raising ($Am)	Predominant investor locale
MEIF	1,229	Europe & North America
ConnectEast	1,092	Australia
MAP	1,041	Australia & Foreign
MCG	1,023	Australia
MCW	978	Australia
Four Corners	882	USA & Australia
MIC	853	USA
MIG	791	Australia
KRIF	764	Korea
MOF*	761	Australia
DUET	659	Australia
MDT	370	Australia
Ascendas	315	Singapore
MPT	214	Canada
GIF II	190	Australia
AIIF	135	South Africa
MEAP	134	Canada
MPR	93	Australia
Other	360	Australia

Funds raised by Macquarie and joint venture fund manager partners. Does not include the $A1b Macquarie Capital Alliance Group offer.
*Estimated value of MOF units issued to Principal America Office Trust (PAO) unitholders as part of the consideration in acquiring PAO units

16



Seed assets are being recycled


On balance sheet specialist funds seed assets*
($Am)
Martin Place
Radio assets
Wales & West
Broadcast Australia
Atlantic Aviation
US REIT (MPR)
Arlanda Express
District Energy
NTL UK
Michigan Electric Transmission Company
Renewable Energy
Altalink
Bristol Airports
Brussels Airport
South East Water
Radio Assets
Jan 01
Aug 01
Mar 02
Oct 02
May 03
Dec 03
Jul 04
Feb 05

*Economic exposure following financial close of assets held with the intention that they will be transferred into a fund. Excludes commitments.



Market value of equity investments well above book value

→ Over $A500m above book value

→ Increased since March 2004 despite MGM profit


($Am)
Book value
Market value
Over $A500m
MGM profit
$A500m
Mar 00
Mar 01
Mar 02
Mar 03
Mar 04
Feb 05

For unlisted investments, market value is assumed to equal book value. For listed investments, current market value is based on share prices at 11 February 2005



MACQUARIE BANK



Market value of equity investments well above book value

→ Over $A500m above book value



($Am)
2500
2000
1500
1000
500
0
Assoc/JVs
Equity Securities
Assoc/JVs
Equity Securities
Book Value
Market Value
MOF
MCW
MIG
MGM/MGQ
SFE
MCG
MAP
Other

For unlisted investments, market value is assumed to equal book value. For listed investments, current market value is based on share prices at 11 February 2005

19



MACQUARIE BANK



All businesses have been operating very well

- → Investment Banking – expect full-year to be very substantially up on pcp
  - → Strong deal flow with good success rate, excellent fund performance and good equity market conditions
  - → Major transactions in Europe and US
- → Treasury and Commodities – expect full-year to be up on pcp
  - → Strong results across all divisions
  - → Growing US business: energy, commodities
- → Banking and Property – expect full-year to be strongly up on pcp
  - → All major businesses performing well
  - → Substantial profit on MGM/MGI merger
  - → Important initiatives in international property funds management and US mortgages

20


MACQUARIE
BANK



All businesses have been operating very well

- → Equity Markets – expect full-year to be similar to pcp
  - → Hong Kong down on very strong prior corresponding year, growth in most other businesses
- → Financial Services – expect full-year to be up on pcp
  - → Strong revenue growth with cost management
- → Funds Management – expect full-year to be up on pcp

21


MACQUARIE
BANK



Some events since the interim

- → **ConnectEast** Group, supported by Macquarie Bank, Thiess, John Holland, awarded 39-year concession for Mitcham-Frankston Project
- → MIG-Cintra consortium acquired $US1.8b **Chicago Skyway** Tollway
- → **Cintra IPO** – in excess of $A1.7b proceeds to MIG/additional stake in 407ETR, ROI in excess of 20% compound p.a.
- → MAP-led consortium acquired 70% of **Brussels International Airport Company** for €735m
- → MCG-led consortium acquired **ntl:Broadcast UK** for £1.3b
- → Acquired 49% of New Zealand fund manager **Brook Asset Management**
- → Listed **Macquarie Infrastructure Company** (MIC) on NYSE

22


MACQUARIE
BANK



Some events since the interim

- Specialist fund performance resulted in **MAP, MCG and MIC performance fees** payable for half year ended 31 Dec 2004
- **MGM and MGI merger** completed to form Macquarie Goodman Group
- Launched **Macquarie Private Capital Group** to be seeded with $A53m portfolio of private equity assets
- **Macquarie CountryWide** announced intention to purchase $US2.8b portfolio of US shopping centres with JV partner Regency Centers
- MAP acquired 11% of **Copenhagen Airport**
- Launched **Macquarie Capital Alliance Group**, broadbased co-investment fund, seeking to raise $A1b

23


MACQUARIE
BANK



Outlook

- Expect net profit after tax attributable to ordinary equity holders for the year ending 31 March 2005 to be up at least 40% on the prior corresponding period (FY04A: $A494m), excluding the effects of the MGM/MGI merger

24


MACQUARIE BANK



Some notable features of 2004/5 - swing factors?

Performance fees on specialist funds


($Am)
350
300
250
200
150
100
50
0
2002
2003
2004
YTD Feb 05
MAP
Other specialist
Property
Other infrastructure
MCG
MIG

25


MACQUARIE BANK



Some notable features of 2004/5 - swing factors?

Strong equity markets over 2 years


Index Apr 03 = 100
165
150
135
120
105
90
Apr 03
Mar 04
Feb 05
Hong Kong: Hang Seng
Australia: ASX200
US: S&P500
Monthly

Source: Datastream, to 28 February 2005

26


MACQUARIE
BANK



Some notable features of 2004/5 - swing factors?

Asset realisations

→ MGM profit reflects 12 years of building business by property funds management team


($Am)
600
500
400
300
200
100
0
Mar 02
Mar 03
Mar 04
YTD Feb 05
MGM
MCG

→ Other includes MAG, CH4, DUET and some property investments

27

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414



MACQUARIE
BANK

4th March 2005

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 31 January 2005, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 280,051 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 1,250 options exercisable at $23.94 each and expiring on 11 August 2005 (MBLAFU);
- 5,000 options exercisable at $24.29 each and expiring on 5 August 2005 (MBLAFX);
- 2,547 options exercisable at $23.94 each and expiring on 30 August 2005 (MBLAGS);
- 4,168 options exercisable at $24.36 each and expiring on 13 October 2005 (MBLAHC);
- 5,000 options exercisable at $27.71 each and expiring on 5 January 2006 (MBLAHS);
- 1,668 options exercisable at $28.00 each and expiring on 2 April 2006 (MBL0010);
- 137,938 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 10,664 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 7,786 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 3,332 options exercisable at $36.34 each and expiring on 14 March

2007 (MBL0080);
- 4,166 options exercisable at $36.34 each and expiring on 1 April 2007 (MBL0092);
- 103,008 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 26,021 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 2,166 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 1,666 options exercisable at $23.48 each and expiring on 24 January 2008 (MBL0151);
- 1,666 options exercisable at $22.76 each and expiring on 19 February 2008 (MBL0158);
- 10,833 options exercisable at $25.15 each and expiring on 1 April 2008 (MBL0170);
- 194 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 4,166 options exercisable at $24.53 each and expiring on 8 October 2008 (MBL0213);
- 1,249 options exercisable at $28.74 each and expiring on 30 October 2008 (MBL0222);
- 449 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268); and
- 464 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271).

Thus, at 28 February 2005 the number of issued fully paid ordinary $1.00 shares was 223,683,592.

Since the last notification to the ASX, the following new options have been issued:

- 68,000 options exercisable at $49.31 each and expiring on 8 February 2010 (MBL0288);
- 32,500 options exercisable at $49.47 each and expiring on 8 February 2010 (MBL0289);
- 5,000 options exercisable at $46.97 each and expiring on 10 January 2010 (MBL0290); and
- 87,500 options exercisable at $49.16 each and expiring on 22 February 2010 (MBL0291).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 4,168 options exercisable at $36.48 each and expiring on 25 September 2006 (MBL0049);
- 2,667 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);

- 3,667 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 2,000 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 5,000 options exercisable at $33.95 each and expiring on 22 January 2009 (MBL0249);
- 6,000 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268); and
- 2,800 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269).

The number of options on issue at 28 February 2005 was 28,244,608, all exercisable into one share per option.

Yours faithfully

Angela Blair
Assistant Company Secretary

Listing of Macquarie Bank Limited Options

As at 28 February 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	33,334	$27.98	1/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	1,668	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0012	4,168	$27.04	17/04/2006
MBL0014	1,668	$28.55	19/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	1,668	$27.58	15/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0027	1,668	$28.15	31/07/2006
MBL0028	1,668	$28.46	1/08/2006
MBL0029	2,992,131	$34.71	2/08/2006
MBL0030	1,668	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	6,668	$29.50	9/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	1,668	$35.41	29/08/2006
MBL0040	518,850	$34.71	31/08/2006
MBL0041	3,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0044	12,500	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	4,168	$32.20	21/09/2006
MBL0048	4,168	$36.66	24/09/2006
MBL0049	8,332	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	3,334	$33.01	27/09/2006
MBL0052	191,868	$34.71	28/09/2006
MBL0053	5,000	$35.93	1/10/2006
MBL0056	1,668	$29.72	8/10/2006
MBL0057	1,668	$37.52	9/10/2006
MBL0058	3,334	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	4,168	$37.05	30/10/2006

Listing of Macquarie Bank Limited Options

As at 28 February 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0063	1,668	$37.26	31/10/2006
MBL0064	1,668	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	4,168	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	1,668	$35.71	5/12/2006
MBL0074	4,168	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	15,834	$36.54	13/03/2007
MBL0080	6,668	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0086	3,334	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	3,334	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	3,334	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	4,162,226	$30.51	1/08/2007

Listing of Macquarie Bank Limited Options

As at 28 February 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0119	3,334	$33.45	23/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	3,800	$33.06	28/08/2007
MBL0124	683,024	$30.51	30/08/2007
MBL0125	3,400	$31.49	2/09/2007
MBL0126	8,334	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0131	201,853	$30.51	11/10/2007
MBL0132	3,334	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	3,334	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	11,134	$30.51	20/11/2007
MBL0142	277,888	$30.51	24/12/2007
MBL0143	8,334	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	8,334	$21.66	3/02/2008
MBL0151	3,334	$23.48	24/01/2008
MBL0152	5,000	$20.57	6/02/2008
MBL0153	3,334	$20.44	10/02/2008
MBL0155	3,334	$23.03	12/02/2008
MBL0156	3,334	$20.50	13/02/2008
MBL0158	3,334	$22.76	19/02/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	2,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	21,667	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008

Listing of Macquarie Bank Limited Options

As at 28 February 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	26,667	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	8,334	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,140,895	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	697,482	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	67,875	$28.74	1/10/2008
MBL0211	5,000	$29.96	30/09/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	12,500	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008

Listing of Macquarie Bank Limited Options

As at 28 February 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0221	5,000	$22.22	24/10/2008
MBL0222	26,000	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	5,000	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0232	5,000	$32.48	12/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	5,000	$24.53	3/12/2008
MBL0239	5,000	$35.49	5/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	5,000	$21.66	11/12/2008
MBL0242	3,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	5,000	$24.85	22/12/2008
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	12,500	$33.95	22/01/2009
MBL0250	12,500	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009
MBL0253	10,000	$33.45	9/02/2009
MBL0254	22,500	$33.45	9/02/2009
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	5,000	$24.62	8/03/2009
MBL0259	5,000	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	72,500	$33.00	24/05/2009

Listing of Macquarie Bank Limited Options

As at 28 February 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0264	17,500	$33.84	8/06/2009
MBL0265	37,500	$34.27	22/06/2009
MBL0266	57,500	$33.58	8/07/2009
MBL0267	1,733,600	$33.11	22/07/2009
MBL0268	3,175,046	$32.75	9/08/2009
MBL0269	2,450,000	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	798,350	$34.60	8/09/2009
MBL0272	220,200	$35.28	22/09/2009
MBL0273	217,650	$36.99	8/10/2009
MBL0274	112,800	$39.64	22/10/2009
MBL0275	88,350	$40.81	8/11/2009
MBL0276	94,200	$32.75	8/11/2009
MBL0277	25,000	$33.11	8/11/2009
MBL0278	54,850	$41.72	22/11/2009
MBL0279	127,600	$32.75	22/11/2009
MBL0280	76,400	$44.88	8/12/2009
MBL0281	7,000	$34.60	8/12/2009
MBL0282	30,000	$32.75	8/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	32,500	$46.97	10/01/2010
MBL0285	35,000	$47.28	10/01/2010
MBL0286	27,500	$48.68	24/01/2010
MBL0287	5,000	$48.61	24/01/2010
MBL0288	68,000	$49.31	8/02/2010
MBL0289	32,500	$49.47	8/02/2010
MBL0290	5,000	$46.97	10/01/2010
MBL0291	87,500	$49.16	22/02/2010
MBLAFL	726,834	$23.94	21/07/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	18,100	$23.94	11/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGS	58,125	$23.94	30/08/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHM	5,000	$27.83	30/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	1,668	$27.93	12/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHY	12,500	$27.71	18/01/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 28 February 2005

MBL Code	Number	Exercise Price	Expiry Date
TOTAL	28,244,608		

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release


MACQUARIE
BANK

7 March 2005

MACQUARIE BANK ISSUES SUBORDINATED NOTES

Macquarie Bank Limited ('Macquarie') announced this morning it had priced a USD350 million Subordinated Eurobond issue. The issue was sold to more than 30 offshore investors in Europe and Asia.

Issue details were as follows:

Instrument:	Subordinated Floating Rate Notes issued under the Macquarie US$10 Billion Debt Instrument Programme
Expected Issue rating:	S & P — A- (outlook stable) Moody's — A3 (outlook stable) Fitch — A (outlook stable)
Structure:	10 ½ year non call 5 ½ year Floating Rate Note
Amount:	USD350,000,000
Maturity Date:	18 September 2015 (if not called prior to this date)
Call Option:	Macquarie has the right to call the Notes on each interest payment date on or after 18 September 2010 (or at any time if certain tax events occur). All calls are subject to prior APRA approval.
Settlement Date:	18 March 2005
Step-up:	50 basis points
Coupon:	3 month Libor + 25 basis points
Issue Price:	99.746%

Withholding tax:	The Notes will be exempt from Australian withholding tax
Listing:	Luxembourg Stock Exchange
Joint Lead Managers:	Citigroup Global Markets Limited HSBC Bank Ltd
Co-Manager:	Macquarie Bank limited

For further information please contact:

Craig Shapiro
Executive Director, Treasury
Macquarie Bank Limited
Tel: (02) 8232 3375

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	16 February 2005 but this is the first notice re: Macquarie Private Capital Group ("MPCG") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Stapled securities held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary
Date of change	2 March 2005
No. of securities held prior to change	Nil
Class	Stapled securities
Number acquired	10,000 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per stapled security
No. of securities held after change	10,000 stapled securities held by John Allpass Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities via prospectus.

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga02032005.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

8 March 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga02032005.doc

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	16 February 2005 but this is the first notice re: Macquarie Private Capital Group ("MPCG") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Stapled securities held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary
Date of change	2 March 2005
No. of securities held prior to change	Nil
Class	Stapled securities
Number acquired	10,000 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per stapled security
No. of securities held after change	10,000 stapled securities held by John Allpass Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities via prospectus.

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga02032005.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

8 March 2005

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	29 November 2004 but 21 April 2004 re: Macquarie Office Trust (MOF) units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Kasden Pty Limited (Kasden) is a family company of which Allan Moss is a director and a beneficiary of a trust which is the owner of Kasden. Mr Moss is also involved in the investment decisions of Kasden.
Date of change	10 February 2005
No. of securities held prior to change	• 11,429 MOF units held directly by Allan Moss; • 6,334 MOF units held by a personal superannuation fund administered by Perpetual Trustees of which Allan Moss is a beneficiary; and • 172,037 MOF units held by Kasden
Class	Ordinary MOF units
Number acquired	Nil
Number disposed	172,037 units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.2873 per unit

+ See chapter 19 for defined terms.

No. of securities held after change	• 11,429 MOF units held directly by Allan Moss; and • 6,334 MOF units held by a personal superannuation fund administered by Perpetual Trustees of which Allan Moss is a beneficiary.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 8 March 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\MOSS\aem10022005.doc

+ See chapter 19 for defined terms.